Filed by Tronox Incorporated

Pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated (File No: 001-32669)

Thomas Casey Chief Executive Officer Chairman of the Board	405-775-5444 Tom.Casey@Tronox.com

January 3, 2012

Sandell Asset Management Corp.

Attn: Mr. Thomas E. Sandell, CEO

40 West 57th Street, 26th Floor

New York, New York 10019

Dear Mr. Sandell:

Thank you for your letter of December 22, 2011. We appreciate your interest in Tronox as represented by your significant shareholding in our company and by your support as we successfully emerged from bankruptcy and have been rebuilding Tronox in recent months.

Your letter suggests we take several actions, which both individually and in combination you believe would enhance realization of the value inherent in our company to the benefit of all shareholders. As you are likely aware, Tronox filed a preliminary Registration Statement on Form S-4 with the Securities and Exchange Commission on December 30, 2011. The filing is available on our website at www.tronox.com and on the SEC website at www.SEC.gov.

As you know, we are limited in the information we may provide outside the filing but I wanted to respond to your suggestions and reiterate that Tronox is actively considering each of these actions as I have stated publicly in my initial presentations to shareholders following my appointment as CEO.

The filing of the Registration Statement is an important milestone in our work to close the Exxaro transaction and begin to capture the significant value-creation potential we both see. The filing required Exxaro to prepare “carve out” financial statements for its mineral sands business, to convert those statements from IFRS to GAAP, and to have them audited under US GAAP standards. Both parties have worked diligently to complete this work, which enabled us to make last week’s filing. As soon as the SEC has completed its review process and the Registration Statement has been declared effective, Tronox intends to promptly mail a proxy statement/prospectus to its stockholders and convene the required stockholder meeting to approve the transaction as expeditiously as possible. We currently expect the SEC will have completed its review of the Registration Statement by early in the second quarter of 2012, which will allow us to convene the Tronox stockholder meeting approximately 30 days later and, assuming a favorable stockholder vote, close the combination with Exxaro’s Mineral Sands Operations promptly thereafter.

As Tronox previously disclosed, we were not able to register the existing shares of Tronox Incorporated, or list them on the NYSE or other major exchange, because the Company was required to recreate legacy environmental reserve information and the audited financial statements for 2008, 2009 and 2010 as a prerequisite to filing the required SEC Registration Statement. By the time those audited financial statements were complete, we were actively engaged in late-stage discussions with Exxaro and we did not think it was in the best interest of our stockholders to terminate those discussions for the period it would have taken to have the shares registered and listed or to disclose them prematurely in a filing.

We intend to list the shares of the new Tronox Limited, formed by the combination of Tronox’s businesses with Exxaro’s Mineral Sands Operations, on a major exchange contemporaneously with or shortly after the closing. We expect that as a listed company, equity analysts will increase the coverage of the New Tronox and we will seek to facilitate their ability to do so.

Once we have completed the Exxaro transaction, as you recognize and as we have previously stated publicly, our balance sheet will be conservatively leveraged on a relative basis and we expect to have the ability to add incremental debt to the balance sheet without jeopardizing the financial strength of the new company. Your letter requests that we decide -- and commit -- now to add leverage and use the proceeds to pay a Special Dividend. I cannot responsibly commit the Company to such a course at this time for the simple reason that do not know what the future holds and therefore cannot determine today what the optimal action for us might be at the time of the closing of the Exxaro transaction. I can reiterate our prior public statements -- that we are actively considering adding an amount of leverage to the combined company that would be reasonable given the desire to maintain its financial resiliency, that we have not identified any major transactions that would cause us to add leverage, and that if financial and commercial market conditions and strategic opportunities are then what they are now, we would expect to review all strategic and other options to return value to our shareholders as quickly as possible.

I hope this responds to the thoughtful issues raised in your letter. Recognizing that I am constrained in what we can discuss at this time given our filing status, I would be happy to provide any appropriate additional information or clarification you may seek.

Regards,

/s/ Thomas Casey

Thomas Casey

Chairman and Chief Executive Officer

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Tronox Incorporated and Tronox Limited caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro Resources Limited (“Exxaro”), including future financial and operating results, Tronox Incorporated’s, Tronox Limited’s or Exxaro’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Tronox Incorporated shareholder approvals; the timing of the SEC review of the registration statement, the risk that Tronox Incorporated, Tronox Limited and Exxaro may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the ability of the combined company to obtain necessary financing to refinance existing indebtedness or modifying existing financing arrangements, and finance the combined business post-closing and the terms on which such financing or modification may be available; the timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that Tronox Limited will not be able to complete registration of its shares with the SEC and/or the listing thereof on a securities exchange, and the timing therefore; the risks to shareholders associated with becoming shareholders of an Australian-domiciled holding company; the risk that the expected cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the market value of Tronox Incorporated’s products; demand for consumer products for which Tronox Incorporated’s businesses supply raw materials; the financial resources of competitors; the market for debt and/or equity financing; the ability to achieve favorable tax structuring for the benefit of Tronox Limited and its subsidiaries and shareholders; the ability to respond to challenges in international markets; changes in currency exchange rates; political or economic conditions in areas where Tronox Limited and its subsidiaries will operate; the risk of changes in laws and regulations applicable to the business and assets of Tronox Limited and its subsidiaries will operate; trade and regulatory matters; general economic conditions; and other factors and risks identified in the Risk Factors Section of Tronox Incorporated’s preliminary Registration Statement on Form S-4, dated December 30, 2011 (the “Registration Statement”), in each case, as filed with the U.S. Securities and Exchange Commission (SEC), and other SEC filings. These risks, as well as other risks associated with the transaction, are more fully discussed in the proxy statement/prospectus included in the Registration Statement. Each forward-looking statement speaks only as of the date of the particular statement and neither Tronox Incorporated nor Tronox Limited undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction involving Tronox Incorporated, Tronox Limited and Exxaro, Tronox Limited and Tronox Incorporated have filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of Tronox Incorporated that also constitutes a preliminary prospectus of Tronox Limited. The registration statement relating to the securities to be offered has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Tronox Incorporated will deliver the proxy statement/prospectus to its stockholders once the Registration Statement is effective. Tronox Incorporated urges investors and stockholders to read the proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Tronox Incorporated’s website (www.tronox.com) under the heading “Investor Relations”.